Exhibit 99.1

Suite 1378 – 200 Granville Street
Vancouver, BC, Canada V6C 1S4
Tel: 604-669-9397
Fax: 604-669-9387
Toll Free Tel: 1-888-224-1881
Email: info@silvercorp.ca
Website: www.silvercorp.ca

PRESS RELEASE

Trading Symbol:	TSX: SVM
	NYSE: SVM	January 10, 2012

SILVERCORP RECEIVED RMB 269 MILLION CASH DIVIDEND FROM ITS CHINESE SUBSIDIARY

VANCOUVER, British Columbia – January 10, 2012 – Silvercorp Metals Inc. (“Silvercorp” or the “Company”) is pleased to announce that it has received RMB 269 million cash dividend payment (equivalent to USD $43 million) from its 77.5% owned Chinese subsidiary, Henan Found Mining Co. Ltd. (“Henan Found”), in Henan Province, China. The cash dividend has been deposited at a bank in Canada.

The cash dividend represents Henan Found’s 2010 calendar year profit distribution. According to its audited statutory financial statements Henan Found had a net profit of RMB 514.8 million in the 2010 calendar year. The board of directors of Henan Found declared 75% of net profit, (RMB 386.1 million), as cash dividends to its two shareholders. RMB 299 million, representing 77.5% total dividends declared was paid to the Company. After deducting Chinese dividend withholding tax of RMB 29.9 million, the Company received a net cash dividend payment of RMB 269 million.

About Silvercorp Metals Inc.

Silvercorp Metals Inc. is engaged in the acquisition, exploration, development and mining of high-grade silver-related mineral properties in China and Canada. Silvercorp is the largest primary silver producer in China through the operation of the four silver-lead-zinc mines at the Ying Mining District in the Henan Province of China. Silvercorp recently acquired the XBG and XHP silver-gold-lead-zinc mines nearby the Ying Mining District in Henan Province, further consolidating the region. Silvercorp has commenced production at its second production foothold in China, the BYP gold-lead-zinc project in Hunan Province, and is currently constructing the mill and related facilities in preparation for mining at the GC silver-lead-zinc project in Guangdong Province. In Canada, Silvercorp is preparing an application for a Small Mine Permit for the Silvertip high grade silver-lead-zinc mine project in northern British Columbia to provide a further platform for growth and geographic diversification. The Company’s shares are traded on the New York Stock Exchange (symbol: SVM) and Toronto Stock Exchange (symbol: SVM) and are included as a component of the S&P/TSX Composite and the S&P/TSX Global Mining Indexes.

For further information: SILVERCORP METALS INC., Rui Feng, Chairman & CEO and Lorne Waldman, Corporate Secretary, Phone: (604) 669-9397, Fax: (604) 669-9387, Toll Free 1(888) 224-1881, Email: info@silvercorp.ca, Website: www.silvercorp.ca.